# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dynavax Technologies Corporation, CIK 0001029142
CUSIP: 268158201
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2100 Powell Street, Suite 720, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 02/18/2025
Amends the filing with accession number 0001193125-24-242831
Filed by CIK 0001856083
Persons authorized to receive notices and communications: David Kroin, Deep Track Capital, LP 200 Greenwich Ave, 3rd Floor, Greenwich, Connecticut (CT), 06830, (203) 409-0810

## Reporting persons
- Deep Track Biotechnology Master Fund, Ltd. (CIK 0002015536): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 17,791,486; sole dispositive power 0; shared dispositive power 17,791,486; aggregate amount beneficially owned 17,791,486 (13.5% of the class)
- Deep Track Capital, LP (CIK 0001856083): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,791,486; sole dispositive power 0; shared dispositive power 17,791,486; aggregate amount beneficially owned 17,791,486 (13.5% of the class)
- David Kroin (CIK 0001397513): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,791,486; sole dispositive power 0; shared dispositive power 17,791,486; aggregate amount beneficially owned 17,791,486 (13.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Dynavax Technologies Corporation
Address of issuer's principal executive offices: 2100 Powell Street, Suite 720, Emeryville, California (CA), 94608
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D filed by the Reporting Persons on September 16, 2024, as amended by Amendment No. 1 thereto filed by the Reporting Persons on October 24, 2024 (as so amended, the "Schedule 13D") relating to the common stock, par value $0.001 per share (the "Common Stock"), of Dynavax Technologies Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used in this Amendment No. 2 but not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented with the following information:

On February 18, 2025, Deep Track, in compliance with the Amended and Restated Bylaws of the Issuer (the "Bylaws"), submitted to the Issuer its formal notice of intent (the "Notice") to present a stockholder proposal and nominate candidates for election to the board of directors of the Issuer (the "Board"), in each case, at the 2025 annual meeting of stockholders of the Issuer (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof, the "2025 Annual Meeting").

The Notice stated that at the 2025 Annual Meeting, DTBMF, in its capacity as the Record Stockholder (as defined in the Bylaws), intends to nominate Brett A. Erkman, Jeffrey S. Farrow, Michael Mullette, and Donald J. Santel (each a "Nominee" and collectively, the "Nominees") for election as directors of the Issuer.

In the Notice, the Record Stockholder reserved the right to further nominate, substitute or add additional persons, including in the event that (a) the Issuer purports to increase the number of directorships, (b) the Issuer makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying either Nominee or any additional nominee nominated pursuant to the foregoing, and/or (c) any Nominee is unable or hereafter becomes unwilling for any reason to serve as a director of the Issuer.

DTBMF also submitted to the Issuer a stockholder proposal for consideration at the 2025 Annual Meeting that proposes the repeal of each provision, or amendment to, the Bylaws adopted by the Board without the approval of the stockholders of the Issuer subsequent to November 6, 2018 (the date of the most recent publicly disclosed Bylaws) and up to and including the end of the 2025 Annual Meeting (the "Bylaw Proposal").

The Reporting Persons and the other participants named in the Notice intend to file a preliminary proxy statement with the SEC in connection with the solicitation of proxies in favor of the election of the Nominees and approval of the Bylaw Proposal at the 2025 Annual Meeting.

Deep Track has entered into an engagement and indemnification agreement (the "Engagement and Indemnification Agreement") with each of Jeffrey S. Farrow, Michael Mullette, and Donald J. Santel, substantially in the form attached as Exhibit 99.2 hereto, pursuant to which each agreed to be named as a Nominee in Deep Track's proxy soliciting materials related to the 2025 Annual Meeting and to serve as a director if elected. Deep Track has agreed to indemnify each such Nominee against any losses suffered, incurred or sustained by them in connection with being a member of the slate or the solicitation of proxies in connection therewith, and to reimburse them for reasonable, documented, out-of-pocket expenses incurred as a result of their being a member of slate, including reimbursement for reasonable, documented, out-of-pocket travel expenses and expenses in connection with legal counsel retained to represent them in connection with being a member of the slate. Furthermore, each such Nominee is entitled to receive $10,000 from Deep Track within five (5) business days following the mutual execution of the Engagement and Indemnification Agreement and another $20,000 payable upon the earlier to occur of (i) such Nominee's election to the Board by the Issuer's stockholders or appointment to the Board pursuant to an agreement between the Issuer and Deep Track, (ii) such Nominee not being elected as a director of the Issuer following the conclusion of a proxy solicitation in which such Nominee was nominated (and did not withdraw) their nomination for election to the Board, or (iii) Deep Track's decision to withdraw such Nominee's nomination. The foregoing is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated September 16, 2024, among the Reporting Persons.*

Exhibit 99.2 Form of Engagement and Indemnification Agreement entered into by and between Deep Track Capital, LP and certain Nominees.

* Previously Filed

## Signatures
- Deep Track Biotechnology Master Fund, Ltd.: /s/ David Kroin, David Kroin, Director (02/19/2025)
- Deep Track Capital, LP: /s/ David Kroin, David Kroin, Managing Member of the General Partner of Deep Track Capital, LP (02/19/2025)
- David Kroin: /s/ David Kroin, David Kroin (02/19/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.